Form 51–102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aurora Cannabis Inc. ("Aurora" or the "Company")
Suite 900 - 510 Seymour Street
Vancouver, British Columbia V6B 1V5

Item 2.	Date of Material Change

August 8, 2018.

Item 3.	News Release

News Release dated August 14, 2018 was disseminated via Canada Newswire and filed on SEDAR on August 14, 2018.

Item 4.	Summary of Material Change

The Company has completed the previously announced acquisition of all of the issued and outstanding common shares of Anandia Laboratories Inc. (“Anandia”).

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

The previously announced arrangement, under the provisions of the Business Corporations Act (British Columbia), means that among other things, Aurora has now acquired all of the issued and outstanding shares of Anandia in an all-share transaction (the "Transaction").

Pursuant to the terms of the arrangement agreement, the Company has issued 12,716,482 shares and 6,358,210 warrants. In accordance with the terms of the Transaction, Aurora has withheld an additional $10 million, to be paid by way of the issuance of additional shares and warrants upon the achievement of future milestones.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officers

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Terry Booth, Chief Executive Officer
Telephone: (604) 362-5207

Item 9.	Date of Report

DATED at Vancouver, BC, this 16th day of August, 2018.